FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 820 - 330 Bay Street, Toronto, ON M5H 2S8, CANADA

Item 2.	Date of Material Change

June 8, 2007

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

June 8, 2007, - Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) (“Grandview” or the “Company”) Grandview is very pleased to report the addition of Mr. Peter MacDonald, B.Sc and Mr. Martin Tuchscherer, M.Sc, to the Company’s Canadian exploration team.

Peter MacDonald joined the Company as Project Geologist focused on Manitoba and Ontario on June 1, 2007 and is currently on the ground in Ontario as part of the exploration team exploring the Dixie Lake project, just 16 miles south of Goldcorp’s Red Lake Mine in the 30 million ounce gold Red Lake Mining District.

Mr. MacDonald has been exploring Archean greenstone belts since 2002 for both gold and VMS mineralization. His experience ranges from grassroots through to mine site exploration in Ontario, British Columbia, Nunavut and northwestern Argentina. Peter is presently in the final stages of completing a M.Sc. degree in geology from the Mineral Exploration Research Center at Laurentian University in Sudbury, where he studied the relationship between intrusions and gold mineralization within the Timmins gold district, an area that has produced in excess of 65 million oz. of gold since discovery in 1909.

Mr. Martin Tuchscherer graduated from Concordia University in 1998 with a Masters degree in Geology and is in the final stages of completing a Ph.D. from the prestigious University of Witwatersrand, South Africa. He has extensive experience exploring for precious and base metals and shares with Mr. MacDonald a passion for greenstone geology that will benefit the Company as it develops its Canadian exploration program. Martin joins the Company as Exploration Project Supervisor and is currently supervising the diamond drilling program at the Company’s Dixie Lake project in the Red Lake area.

Mr. MacDonald and Mr. Tuchscherer were initially introduced in a Company news release dated June 7, 2007, inadvertently indicating P.Geo designations. The Company wishes to acknowledge their correct designations, that is B.Sc. and M.Sc. respectively, as described above.

Grandview President and CEO Paul Sarjeant pleased to announce his confidence in the expansion of the Company’s exploration team, saying, “We are extraordinarily pleased by the level of expertise and enthusiasm Peter and Martin bring to the table. Preliminary results

Grandview Gold Inc.

from Ontario look very promising, and that in no small part due to the expertise of our people in the field.”

Item 5.	Full Description of Material Change

June 8, 2007, - Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) (“Grandview” or the “Company”) Grandview is very pleased to report the addition of Mr. Peter MacDonald, B.Sc and Mr. Martin Tuchscherer, M.Sc, to the Company’s Canadian exploration team.

Peter MacDonald joined the Company as Project Geologist focused on Manitoba and Ontario on June 1, 2007 and is currently on the ground in Ontario as part of the exploration team exploring the Dixie Lake project, just 16 miles south of Goldcorp’s Red Lake Mine in the 30 million ounce gold Red Lake Mining District.

Mr. MacDonald has been exploring Archean greenstone belts since 2002 for both gold and VMS mineralization. His experience ranges from grassroots through to mine site exploration in Ontario, British Columbia, Nunavut and northwestern Argentina. Peter is presently in the final stages of completing a M.Sc. degree in geology from the Mineral Exploration Research Center at Laurentian University in Sudbury, where he studied the relationship between intrusions and gold mineralization within the Timmins gold district, an area that has produced in excess of 65 million oz. of gold since discovery in 1909.

Mr. Martin Tuchscherer graduated from Concordia University in 1998 with a Masters degree in Geology and is in the final stages of completing a Ph.D. from the prestigious University of Witwatersrand, South Africa. He has extensive experience exploring for precious and base metals and shares with Mr. MacDonald a passion for greenstone geology that will benefit the Company as it develops its Canadian exploration program. Martin joins the Company as Exploration Project Supervisor and is currently supervising the diamond drilling program at the Company’s Dixie Lake project in the Red Lake area.

Mr. MacDonald and Mr. Tuchscherer were initially introduced in a Company news release dated June 7, 2007, inadvertently indicating P.Geo designations. The Company wishes to acknowledge their correct designations, that is B.Sc. and M.Sc. respectively, as described above.

Grandview President and CEO Paul Sarjeant pleased to announce his confidence in the expansion of the Company’s exploration team, saying, “We are extraordinarily pleased by the level of expertise and enthusiasm Peter and Martin bring to the table. Preliminary results from Ontario look very promising, and that in no small part due to the expertise of our people in the field.”

Grandview is a gold exploration company focused on creating value for shareholders by applying advanced geology, geochemical and geophysical science to reduce exploration and development costs at numerous high-grade gold properties in major gold camps of North America. The Company holds an option to earn 51% interest in Fronteer Development Group’s Dixie Lake Project.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Grandview Gold Inc.

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: Paul Sarjeant Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 12th day of June 2007

Grandview Gold Inc.

"Paul Sarjeant"

Paul Sarjeant,
President and Chief Executive Officer

Grandview Gold Inc.